

September 28, 2012

Via E-mail
Denise R. Cade
Senior Vice President, General Counsel and Corporate Secretary
SunCoke Energy Partners, L.P.
1011 Warrenville Road, Suite 600
Lisle, Illinois 60532

>   **Re: SunCoke Energy Partners, L.P.**
>   **Amendment No. 1 to Registration Statement on Form S-1**
>   **Filed September 14, 2012**
>   **File No. 333-183162**

Dear Ms. Cade:

        We have reviewed your response letter and the above-referenced filing, and have the following comments.

Summary, page 1

Formation Transaction and Partnership Structure, page 7

1. We note your revised disclosure that as consideration for your interest in Haverhill and Middletown, you will be paying 100% of certain requirements of these subsidiaries, including the environmental capital expenditures, the sales discounts owed to customers, and working capital. Please include similar disclosure in your Use of Proceeds and elsewhere in the prospectus as appropriate.

Pro Forma Cash Available for Distribution, page 54

2. As observed in prior comment 16, there is a concern that your pro forma presentation is not consistent with the guidance in Article 11 of Regulation S-X. We understand that your presentation is intended to inform investors about what your cash availability would have been after giving retroactive effect to various adjustments. However, the presentation does not give an equally prominent presentation of your historical cash availability in the periods presented. In this regard, it appears that your actual 2011 cash available for distribution was significantly impacted by the $175.7 million of capital expenditures and the $22.8 million of working capital requirements reflected on page F-13. The operating results presented in your historical Statements of Operations would not have been possible absent the capital expenditures paid to achieve the corresponding plant capacity. Further, as observed in prior comment 18, there is a concern that your calculation of cash available for distribution excludes items that materially impact your cash availability such as the working capital

requirements referenced on pages 39 and 51. It does not appear appropriate to highlight a pro forma cash flow number exclusive of working capital impacts while disclosing in footnote 8 that such impact has been and may be material. In light of these factors, it appears that the cash that would have been available for distribution in 2011 was significantly different from the $13.1 million you currently disclose. Please revise this presentation to: (1) provide separate pro forma presentations for the latest annual and interim periods; (2) provide separate columns for the historical results, pro forma adjustments, and pro forma results; (3) exclude any adjustments that are not factually supportable; and (4) include all historical cash flows that impact the amount of residual cash flow that could reasonably be available for distribution to your equity holders. Please make conforming changes wherever the filing discusses your historical and or pro forma cash available for distribution.

3. Please clarify your statement in your response to prior comment 17 that the "Cash Available for Distribution" measure is not a liquidity measure. It is not clear why you chose to describe this measure as "Cash Available for Distribution" if it is not actually intended to reflect the amount of cash available for distribution. Investors may be further confused by your disclosure on the Prospectus cover page where you differentiate between "results of operations" and "cash available for distribution to unit holders". Also, your risk factor disclosure on pages 20 and 57 clearly and unequivocally link "Cash Available for Distribution" with your ability to pay minimum quarterly distributions. If you actually intend for the measure to reflect something other than the cash available for distribution, then please change its title consistent with Item 10(e)(ii)(E) of Regulation S-K. Alternatively, if it's a liquidity measure, then please provide a reconciliation to a GAAP liquidity measure.

4. Please also make conforming changes to your 2013 forecast on page 57. Also, please expand your disclosure of assumptions and considerations to clearly explain the basis for projected results which differ materially from your historical results.

5. Please delete the statement on page 57 that the forecast is not intended to comply with published guidelines of the SEC.

Items Impacting Comparability, page 85

6. As previously requested in prior comment 23, please provide disclosures that clarify the facts and circumstances that would result in your energy producing subsidiaries to no longer be considered disregarded entities for tax purposes.

Business, page 102

7. We note your response to comment 31 of our letter dated September 4, 2012, that if the long-term rail transportation agreements for delivery of coke to ArcelorMittal were terminated, you would still have "access to the lines and an ability to challenge rates through an appropriate regulatory proceeding." It is unclear what you mean by this statement, including why you believe you would still have "access to the lines." Please advise.

Denise R. Cade
SunCoke Energy Partners, L.P.
September 28, 2012
Page 3

Executive Compensation and Other Information, page 123

8. We note your response to comment 33 of our letter dated September 4, 2012. In particular,
    we note your statement that you are obligated to reimburse the sponsor for all reasonable
    costs incurred on your behalf, but this reimbursement will not be determined based on the
    time spent by individual officers providing services to you. However, we note that the
    amount you reimburse your sponsor, whether or not determined by the time spent by an
    individual officer, is not the amount that should be disclosed in the Summary Compensation
    Table. Instead, the Summary Compensation Table should reflect all compensation awarded
    to, earned by, or paid to your named executive officers by any person, including your
    sponsor, that is for services rendered to you. For example, the amount of compensation that
    is paid by your sponsor to any of your named executive officers for their services to you,
    however this amount is determined, must be disclosed pursuant to Item 402 of Regulation S-
    K. Please advise and inform us of your intent to disclose such compensation in your future
    filings.

Unaudited Pro Forma Combined Financial Statements, page F-2

9. We note the additional disclosure you provided in response to prior comment 44. As this is a
    common control transaction and the two subsidiaries are being reflected in your future
    financial statements on a carryover basis, it is unclear why your sponsor's 40% interest in
    these entities is not 40% of the predecessor's historical equity as of June 30, 2012. Please
    advise.

10. We note the revisions you made in response to prior comment 45. Please expand upon this
    disclosure to explain how the allocation methodology under the omnibus agreement differs
    from the allocation method used in your historical financial statements. Please ensure your
    expanded disclosures clarify why the new allocation methodology will result in lower
    allocated expenses. Please tell us why the new allocation methodology is not appropriate for
    purposes of including historical expenses in your historical combined financial statements in
    accordance with SAB Topic 1:B.1.

Allocated Expenses, page F-18

11. We note the additional disclosures you provided in response to prior comment 48. Please
    expand this disclosure to provide investors with a more company-specific explanation of the
    allocation methods used for the costs that cannot be allocated through the specific
    identification method (i.e., headcount or payroll dollars, estimated time, etc.). Please refer to
    ASC 225-10-S99-3 (i.e., Question 2 of SAB Topic 1:B.1) for guidance.

<u>Fair Value Measurements, page F-23</u>

12. We note your response to prior comment 51. Please include disclosure that clarifies that the $225 million obligation to SunCoke for your portion of the outstanding term loan includes the corresponding interest rate swap.

  As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

  You may contact Tracey Smith, Staff Accountant, at 202-551-3736 or Al Pavot, Staff Accountant, at 202-551-3738 if you have questions regarding comments on the financial statements and related matters. Please contact Erin Jaskot, Staff Attorney, at 202-551-3442 or Craig Slivka, Special Counsel, at 202-551-3729 with any other questions.

        Sincerely,

        /s/ Craig E. Slivka, for

        Pamela A. Long
        Assistant Director

cc: Rachel A. Packer, Esq. (*via E-mail*)
   Vinson & Elkins LLP